FORM 51-102F3

Material Change Report

Item 1 Name and Address of Company

HIVE Blockchain Technologies Ltd.

# 855 - 789 Pender Street
Vancouver, BC V6C 1H2

Item 2 Date of Material Change

March 7, 2022.

Item 3 News Release

The press release attached as Schedule "A" was disseminated on March 7, 2022.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Schedule "A"

Item 8 Executive Officer

Inquiries in respect of the material change referred to herein may be made to Darcy Daubaras, Chief Financial Officer, T: 604-664-1078

Item 9 Date of Report

March 7, 2022.

Schedule "A"

HIVE BLOCKCHAIN TECHNOLOGIES LTD.

March 7, 2022

HIVE Blockchain Announces Landmark Deal to Buy New High Performing
ASIC Chips From Intel and a 100 MW Renewable Energy deal in Texas

This news release constitutes a "designated news release" for the purposes of the Company's prospectus supplement dated February 2, 2021 to its amended and restated short form base shelf prospectus dated January 4, 2022.

Vancouver, Canada - HIVE Blockchain Technologies Ltd. (TSX.V:HIVE) (Nasdaq:HIVE) (FSE:HBF) (the "Company" or "HIVE") is pleased to make two major announcements today.

We are announcing a supply agreement with Intel Corporation (Nasdaq:INTC) ("Intel") to purchase new high performing ASIC chips that will be incorporated into state-of-the-art mining equipment that will be custom built for HIVE.

We also are announcing that HIVE has entered into a letter of intent with Compute North LLC ("Compute North") to host 100 megawatt ("MW") of mining capacity in one of their new Texas renewable energy data centre facilities. This facility would be our first mining operation in the United States.

Intel Supply Agreement

Frank Holmes, the Executive Chairman said he is thrilled to see the HIVE executive team work together to strategically position the Company to expand into the US with two significant deals. First, HIVE has entered into a Supply Agreement with Intel which is one of the world's largest semiconductor manufacturers, for their upcoming blockchain accelerator.

The Company has also entered into a manufacturing agreement with an ODM (original design manufacturer) that has expertise in electronics manufacturing. The ODM will integrate Intel's blockchain accelerators into an air-cooled Bitcoin mining system. HIVE's engineering team will draw on its expertise in hardware and software implementation and will work closely with Intel and the ODM partner on the systems integration. These miners are expected to be delivered over a period of one year starting in the second half of calendar 2022, the effect of which, if they are all installed, would be an expected increase of up to 95% in our aggregate Bitcoin mining hashrate from 1.9 Exahash per second.

Aydin Kilic President & COO of HIVE said, "After months of careful planning, we are very excited to take this step forward with a global technology leader like Intel. HIVE is committed to implementing these next-generation blockchain accelerators in its green energy infrastructure." Mr. Kilic continued, "This Intel Supply Agreement coupled with the ODM manufacturing agreement creates a pathway from chip production to an ASIC miner that sets us apart from our competitors."

Mr. Kilic noted "Intel's energy-efficient and high performance blockchain accelerator is expected to reduce our power consumption over current ASIC miners on the market. HIVE will participate in the system development process from design verification, through to the prototype stages, and then factory & test engineering regimens to arrive at a production model; we are well-positioned and excited to undertake the process ahead."

HIVE's vision is to be a technology leader in the crypto-mining space, pushing the envelope in research and development initiatives, paired with hashrate analytics, to optimize efficiency of our operations and maximize return on invested capital."

Frank Holmes, Executive Chairman of HIVE, added: "We are very excited to be working with Intel, a North American-based semiconductor manufacturer. This supply agreement represents another milestone in the journey of the Company. In the past year HIVE has been strategically evaluating its path forward for growth in the market and we are very pleased to expand our Bitcoin mining program with Intel solutions. Intel's commitment to challenging the status quo and commitment to energy efficient products aligns very well with our ESG and clean energy commitment."

100 MW of Renewable Energy in Texas

HIVE is also pleased to announce it has entered into a non-binding Letter of Intent ("LOI") with Compute North. Compute North, the industry leader in sustainable, large-scale computing infrastructure is rapidly expanding its footprint with the development of numerous new facilities in the United States. Led by a management team with deep experience in technology, finance and energy, Kyle Wenzel, CCO of Compute North commented, "Our team is proud to be working to accelerate the energy transition and evolve the data centre market to create an efficient platform for computing needs." With a proven track record of being one of the largest crypto-mining infrastructure developers in North America, HIVE is very pleased to take this formative step forward with Compute North.

Frank Holmes stated "Compute North has done an exemplary job of putting the US on the global stage as a reliable and scalable energy market for crypto-miners. Furthermore, their team shares the same commitment to using renewable energy that HIVE has adhered to since its listing as the world's first publicly traded crypto-miner."

Accordingly, the Company is planning for a 100 MW deployment at one of Compute North's renewable energy campuses in Texas. Further details will be announced. Completion of the transactions contemplated by the LOI are subject to receipt of all regulatory approvals including the approval of the TSX Venture Exchange.

The Letter of Intent constitutes a "related party transaction", as such term is defined in Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions ("MI 61-101") as Dave Perrill is a director and officer of ComputeNorth and a director of HIVE. HIVE is relying on exemptions from the formal valuation and minority shareholder approval requirements provided under MI 61-101 on the basis that the Letter of Intent does not exceed 25% of the fair market value of the Company's market capitalization.

About HIVE Blockchain Technologies Ltd.

HIVE Blockchain Technologies Ltd. went public in 2017 as the first cryptocurrency mining company with a green energy and ESG strategy.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns state-of-the-art, green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we source only green energy to mine on the cloud and HODL both Ethereum and Bitcoin. Since the beginning of 2021, HIVE has held in secure storage the majority of its ETH and BTC coin mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of cryptocurrencies such as ETH and BTC. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEblockchain.com. Follow @HIVEblockchain on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Blockchain Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian securities legislation that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes, but is not limited to, business goals and objectives of the Company; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward-looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the volatility of digital currency prices; continued effects of the COVID-19 pandemic may have a material adverse effect on the Company's performance as supply chains are disrupted and prevent the Company from carrying out its expansion plans or operating its assets; the Company may not be able to complete its responsibilities under the Intel Supply Agreement or the manufacturing agreement with the OEM; the Company may not receive regulatory or other approvals necessary under the LOI; the Company may not be able to complete its requirements under the LOI; and other related risks as more fully set out in the registration statement of Company and other documents disclosed under the Company's filings at www.sec.gov/EDGAR and www.sedar.com.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.